

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2018

Ronald Jordan
Chief Financial Officer
Federated National Holding Company
14050 N.W. 14th Street
Suite 180
Sunrise, FL 33323

> **Re: Federated National Holding Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **File No. 000-25001**

Dear Mr. Jordan:

We have reviewed your January 12, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 6, 2017 letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Notes to Consolidated Financial Statements
2. Significant Accounting Policies and Practices
Direct Written Policy Fees, page 51

1. Refer to your response to comments 2 and 3 from our December 6, 2017 letter as well as your October 23, 2017 response to comments 4, 5 and 7 of our September 25, 2017 letter. Please explain to us your consideration of the errors identified in those responses as to whether or not they would constitute material weaknesses in your internal controls over financial reporting and whether you have re-considered your conclusion as of

December 31, 2016 that internal controls over financial reporting were effective notwithstanding your conclusion that error amounts were not material.

6. Loss and Loss Adjustment Expense Reserves, page 62

2.      Refer to your response to comment 4 from our December 6, 2017 letter.  Footnote (3) to the table in your proposed disclosure states that the development of ceded losses under retrospectively rated quota-share treaties will have an offsetting experience account adjustment and no impact to pre-tax net income.  In the narrative of the proposed disclosure you state that when the experience account is negative there would be an impact to net income.   The development of ceded losses under retrospectively rated quota-share treaties for 2015 in your proposed table appears to show  negative development.  Please explain whether there would be an offsetting experience account adjustment as described in footnote (3) to the table, or revise accordingly.

You may contact Rolf Sundwall at 202-551-3105 or Jim Rosenberg at 202-551-3679 if you have questions regarding the comments.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Nina Gordon